Cowan, Mark A.

From: Conner, Thomas [Thomas.Conner@sablaw.com]

Sent: Friday, April 18, 2008 2:30 PM

To: Cowan, Mark A.

Cc: heather.harker@genworth.com; Conner, Thomas

Subject: LifeHarbor Responses

Mark:

Please see the following responses to the final comments on the LifeHarbor registration statement. Thanks for your help. I will be here all afternoon, so please call me if you have any questions, or, hopefully, with news of acceleration!

Comment 1 (page 4)

In the second paragraph under "What is the Certificate?", we propose revising the first sentence as follows: "Provided all conditions of the Certificate and Contract are met, if the value of the assets in your Account ...."

Comment 2 (page 7)

In the section captioned "The Contract may be terminated between us and AssetMark," we will add the word "either" at the end of the first paragraph, and add ", or" at the end of the first bullet.

Comment 3 (page 7)

In the same section, in the first paragraph after the two bullets, we propose revising the first sentence as follows: "In either case above, your new product will preserve the amount of the Withdrawal Guarantee at the time under your Certificate." In this regard, Genworth confirms for the staff that in either of the two cases, the amount of the "benefit base" is carried over to the new certificate or annuity contract, regardless of the amount of the Account Value at the time.

Comment 4 (page 7)

At the end of the same paragraph, we propose deleting the last sentence, and adding the following sentence as a one-sentence standalone paragraph following the paragraph:

"In either case above, there may be tax consequences associated with the withdrawals of your Account Value to either invest in another advisory account eligible for coverage by another certificate, or to purchase a specified annuity contract."

Note: This proposed revision is actually broader than that requested by the Staff, but is believed to be preferable in order to avoid any implication that there may not be tax consequences associated with withdrawals in the situation described in the first bullet.

Comment 5 (page 7)

We propose adding the following sentence at the end of the paragraph following the caption "Strategists' changes may cause the asset allocation model to no longer be in compliance, potentially causing Certificate termination": There may be tax consequences associated with a change to another asset allocation model."

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If you have any questions, please call me at 202.383.0590 or Heather Harker at 804.281.6910. We would greatly appreciate any efforts the Staff could make to accelerate the LifeHarbor registration statement this afternoon.